UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to _____

Commission file number 1-1169

THE TIMKEN COMPANY SAVINGS AND
INVESTMENT PLAN FOR
CERTAIN TIMKEN US CORPORATION NON-BARGAINING ASSOCIATES
(Full title of the plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

Audited Financial Statements and Supplemental Schedule

The Timken Company Savings and Investment Plan for
Certain Timken US Corporation Non-Bargaining Associates
December 31, 2004 and 2003, and Year Ended December 31, 2004
With Report of Independent Registered Public Accounting Firm

The Timken Company Savings and Investment Plan for Certain Timken US Corporation Non-Bargaining Associates

Audited Financial Statements and Supplemental Schedule

December 31, 2004 and 2003, and
Year Ended December 31, 2004

Table of Contents

ERNST & YOUNG

Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

Phone: (216) 861-5000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Timken Company, Administrator of
The Timken Company Savings and
Investment Plan for Certain Timken
US Corporation Non-Bargaining Associates

We have audited the accompanying statements of net assets available for benefits of The Timken Company Savings and Investment Plan for Certain Timken US Corporation Non-Bargaining Associates as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 23, 2005

Ernst + Young LLP

The Timken Company Savings and Investment Plan for
Certain Timken US Corporation Non-Bargaining Associates

Statements of Net Assets Available for Benefits

	December 31	
	2004	**2003**
Assets		
Investments, at fair value	**$ 3,928,094**	$ 73,594,473
Receivables:		
Contribution receivable from participants	–	81,437
Contribution receivable from The Timken Company	–	47,507
Accrued income	**3,983**	40,423
Total receivables	**3,983**	169,367
Cash, noninterest bearing	**347**	844,319
Net assets available for benefits	**$ 3,932,424**	$ 74,608,159

See accompanying notes.

The Timken Company Savings and Investment Plan for
Certain Timken US Corporation Non-Bargaining Associates

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions	
Investment income:	
Net appreciation in fair value of investments	$ 1,593,179
Interest and dividends	213,353
	1,806,532
Contributions:	
Participants	607,751
The Timken Company	348,358
	956,109
Total additions	2,762,641
Deductions	
Benefits paid directly to participants	2,854,367
Total deductions	2,854,367
Net decrease prior to transfers	(91,726)
Net transfers between plans	(70,584,009)
Net decrease	(70,675,735)
Net assets available for benefits:	
Beginning of year	74,608,159
End of year	$ 3,932,424

See accompanying notes.

1. Description of Plan

The following description of The Timken Company Savings and Investment Plan for Certain Timken US Corporation Non-Bargaining Associates (formerly known as The Timken Company Savings and Stock Investment Plan for Torrington Non-Bargaining Associates) (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. The Plan was established on February 16, 2003. On February 18, 2003, The Timken Company acquired Ingersoll-Rand Company Limited's Engineered Solutions business, which was comprised of certain operating assets and subsidiaries including The Torrington Company.

General

The Plan is a defined contribution plan covering full-time salaried and non-bargaining hourly employees of Kilian Manufacturing (the Company). On October 22, 2004, The Timken Company (Timken) sold the Company, however, certain employees of the Company remained in the Plan until March 31, 2005 when the assets and liabilities were merged into The Timken Company Savings and Investment Pension Plan. The Plan sponsor and administrator is Timken. Employees of the Company become eligible to participate in the Plan the first of the month coincident with or next following completion of one full calendar month of full-time employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the provisions of the Plan, participants may elect to contribute up to 16% on a pretax, after-tax or some combination thereof of their eligible earnings directly to the Plan subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or 401(k) defined contribution plans. The Company matches participant contributions at an amount equal to 50% on the first 6% of the participant's eligible earnings, called "Company Matching Contributions." In addition, the Company contributes an amount equal to 1% or 2%, based on years of service, of the participant's eligible earnings, called "Company Retirement Contributions" for eligible salaried employees. In addition, the Company contributes an amount equal to 2% of the employee's eligible earnings, called "Base Contributions" for eligible hourly employees.

1. Description of Plan (continued)

Upon enrollment, a participant must direct their contribution in 1% increments to any of the Plan's investment options. The Company Matching Contributions are invested in Timken common shares. Company Retirement Contributions and Base Contributions are invested according to the participant's contribution investment election. Participants have access to their account information and the ability to make fund transfers and contribution changes on a daily basis, subject to the next available payroll for contribution change election, through an automated telecommunications system. Account information inquiries and certain changes may be made through the Internet.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Each participant's account is charged investment management fees for certain investment options available through the Plan. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions and rollover contributions plus actual earnings thereon. Vesting in the Company Matching Contribution, Company Retirement Contribution, and Base Contribution portions of their account plus actual earnings thereon occurs over a period of five years with 20% vested prior to two years and an additional 20% in each of the years two to five.

1. Description of Plan (continued)

Participant Notes Receivable

Participants may borrow from their account related to their participant contributions and rollover contributions with a minimum of $1,000 up to a maximum equal to the lesser of (1) $50,000 minus the excess of the highest outstanding loan balances during the past 12 months or (2) 50% of their total account balance related to participant contributions, rollover contributions, and Company Matching Contributions. Loan terms generally cannot exceed five years. The loans are secured by the balance in the participant's vested account and bear interest at an interest rate of one percent in excess of the prime rate, as published in the Wall Street Journal on the first business day of the month in which the loan is granted. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested balance of their account or elect to receive installment payments of their vested assets over a period of time not to exceed their life expectancy. If a participant's vested account balance, less rollover contributions, is greater than $5,000, they may leave their vested assets in the Plan until age 70½.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Trustee shall distribute to each participant the amount standing to their credit in their separate account.

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

2. Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. American Express Trust Company (the Trustee) maintains a collective investment trust of Timken common shares in which The Timken Company's defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in the Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the Plan year. The valuation per unit of the Timken Company Common Stock Fund was $14.52 and $11.23 at December 31, 2004 and 2003, respectively.

The participation units owned by the Plan in the Trustee collective trust funds and mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2004, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Net Appreciation in Fair Value of Investments
Timken Company common shares	**$ 1,196,635**
Mutual funds	**49,056**
Collective trust funds	**347,488**
	$ 1,593,179

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	2004	2003
Timken Company Common Stock Fund *	**$ 346,652**	$ 5,930,755
American Express Trust U.S. Government Securities Fund I	**2,225,785**	42,410,561
American Express Trust Medium-Term Horizon (50:50) Fund	**305,310**	4,464,948
American Express Trust Long-Term Horizon (80:20) Fund	**350,500**	7,774,575

*Nonparticipant-directed

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	December 31 2004	December 31 2003
Investments, at fair value:		
Timken Company Common Stock Fund	**$ 346,652**	$ 5,930,755
Receivable:		
Participant and Company Contributions receivable	**–**	63,800
	$ 346,652	$ 5,994,555

	Year Ended December 31, 2004
Change in net assets:	
Net appreciation in fair value of investments	**$ 1,196,635**
Dividends	**43,982**
Participant and Company contributions	**229,994**
Benefits paid directly to participants	**(99,533)**
Net transfers to other plans	**(7,018,981)**
	$(5,647,903)

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

6. Income Tax Status

The Plan has applied for but has not received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). However, the plan administrator believes that the Plan has been designed to comply with and is operating in accordance with the requirements of the Code and, therefore, believes the Plan is qualified and the related trust is exempt from taxation.

7. Related-Party Transactions

The following is a summary of transactions in Timken common shares for the year ended December 31, 2004:

	Shares	Dollars
Purchased	**41,348**	**$ 883,601**
Issued to participants for payment of benefits	**64**	**1,373**
Dividends received	**–**	**43,982**

Benefits paid to participants include payments in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

8. Subsequent Event

On March 24, 2005, all of the Timken Company's defined contribution plan assets, including the assets of the Plan, were transferred from American Express Trust Company to JPMorgan, the Timken Company's new defined contribution plan recordkeeper. There was no effect to the Plan's financial statements because of the transfer.

Supplemental Schedule

The Timken Company Savings and Investment Plan for Certain Timken US Corporation Non-Bargaining Associates

EIN #34-0577130 Plan #021

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Cost (A)	Current Value
Timken Company Common Stock Fund*(A)	23,869	units	$ 295,243	$ 346,652
AXP New Dimensions Fund*	4,374	units		105,991
Templeton Foreign Fund	5,704	units		70,162
American Express Trust*:				
U.S. Government Securities Fund I	2,225,785	units		2,225,785
Bond Fund	1,186	units		92,058
Short-Term Horizon (25:75) Fund	1,583	units		32,025
Medium-Term Horizon (50:50) Fund	12,236	units		305,310
Long-Term Horizon (80:20) Fund	13,471	units		350,500
Small Cap Equity Index Fund II	5,122	units		100,495
Equity Index Base Fund	1,524	units		58,725
Participant notes receivable*	Interest rates ranging from 5.0% to 10.0% with various maturity dates			240,391
Total investments				$ 3,928,094

* Indicates party in interest to the Plan.

(A) Nonparticipant-directed investment. Cost information is only required for nonparticipant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE TIMKEN COMPANY SAVINGS AND INVESTMENT PLAN FOR CERTAIN TIMKEN US CORPORATION NON-BARGAINING ASSOCIATES

Date: June 27, 2005

By: [signature]
Scott A. Scherff
Corporate Secretary and Assistant General Counsel

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
23	Consent of Ernst & Young LLP

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-103753) pertaining to The Timken Company Savings and Investment Plan for Certain Timken US Corporation Non-Bargaining Associates of The Timken Company of our report dated June 23, 2005, with respect to the financial statements and schedule of The Timken Company Savings and Investment Plan for Certain Timken US Corporation Non-Bargaining Associates included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst + Young LLP

Cleveland, Ohio
June 23, 2005